January 29, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds -- File Nos. 333-18737 and 811-07989

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the oral comments recently provided by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s Post-Effective Amendment No. 72 to its Registration Statement filed on November 30, 2020 (the “Registration Statement”), which contained disclosure with respect to the addition of a new class of shares, the Plan Class shares, to the Metropolitan West Floating Rate Income Fund (the “Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed on or about January 29, 2021. As requested by the Staff, to the extent that a comment about a Fund applies to other sections of the Registration Statement, we have applied that comment to each applicable section. We have consulted with the Registrant in preparing and submitting this response letter.

PROSPECTUS

1.

Comment: Please update the disclosure on the cover page to specify how paper copies of shareholder reports can be requested. The current disclosure about electronic reports applied when the post-effective amendment was filed but is now out of date.

Response: Comment accepted. The cover page disclosure has been updated accordingly.

2.	Comment: Please complete the fee and expense information in the fee table as well as the expense example.

Response: Comment accepted. The Registrant has completed that disclosure accordingly.

3.

Comment: Footnote 2 to the fee and expense table states that up to 10 bps can be paid for shareholder servicing by the Fund but the fee and expense table shows a lower amount having been paid for shareholder servicing. Please explain why actual amounts have been less than the stated limit.

Response: Comment acknowledged. The fees paid by the Fund for shareholder servicing remained under 10 bps because the Rule 12b-1 plan for the Class M shares covered most of the costs of shareholder servicing by intermediaries without needing a full additional 10 bps, and the portion of Class I shares held by intermediaries that charged shareholder services was sufficiently limited such that the Fund did not need to charge the Fund the full 10 bps.

4.	Comment: Footnote 3 to the fee and expense table should expressly state the numerical expense limitation for each share class. In addition, the figures in the table do not add correctly as presented.

Response: Comment accepted. Footnote 3 has been revised accordingly and the numbers in the table have been updated.

5.	Comment: Footnote 3 to the fee table that states the Adviser may recoup fees within three years but does not say when that three-year period commences; please clarify.

Response: Comment accepted. The Registrant will revise that footnote to clarify that the three-year period runs from the date of the expense reimbursement or fee waiver.

6.

Comment: Footnote 3 to the fee table is not clear about whether the Adviser is able to terminate the contractual expense limitation before July 31, 2022. Please also clarify in that footnote whether there are constraints on recoupments by the Adviser.

Response: Comment accepted. The footnote will be revised to state that the Adviser is not able to terminate that expense limitation agreement before its term expires. That footnote also already discloses the limitations on that recoupment, including the three-year period and the expense limits.

7.	Comment: Please supplementally explain whether the Adviser remains entitled to recoup waived fees after any termination of the expense limitation agreement.

Response: Comment acknowledged. The Registrant supplementally notes that the termination of the expense limitation agreement would not prevent the Adviser from recouping waived fees because the recoupment right arises under the Investment Management Agreement, not the expense limitation agreement.

8.	Comment: On page 6 under “Purchase and Sale of Fund Shares” please remove the word “normally” in the parenthetical of the first sentence.

Response: Comment accepted. That sentence will be revised accordingly.

9.	Comment: On page 6, with respect to eligibility for Plan Class shares, please clarify whether participants in defined contribution plans can individually invest in those shares through a plan.

Response: Comment accepted. Disclosure will be added to clarify that participants in a defined contribution plan, such as a 401(k) plan, can invest in that share class only if the plan as a whole meets the minimum investment threshold. The Registrant supplementally notes that such a plan would be viewed as a single shareholder on the Fund’s records because the plan administrator or other intermediary would perform the sub-transfer agency work and related accounting for participants.

10.	Comment: On page 22, under “Frequent Purchases and Redemptions of Fund Shares Risks” please consider revising this risk disclosure to clarify whether this risk relates to portfolio turnover.

Response: Comment accepted. That risk factor will be revised to clarify that the impacts to the Fund from frequent transactions by shareholders of the Fund include increased portfolio turnover as well as other potential disruptions to management of the Fund.

11.

Comment: On page 23, LIBOR risk currently is listed under “Other Risks” rather than as a principal risk. Please supplementally confirm that the Registrant still views this risk as a non-principal risk.

Response: Comment acknowledged. The Registrant currently views the risk related to the LIBOR transition as a non-principal risk for the Fund.

12.

Comment: On page 25 under “The Adviser” please also disclose the Adviser’s separate assets under management as well as for all the advisers affiliated with the TCW Group as a whole, as required by Item 10 of Form N-1A.

Response: Comment accepted. That disclosure has been revised accordingly.

13.

Comment: On page 26 under “Management Fees” the gross management fee rate is stated but the disclosure also states that net fee after reimbursement was lower as disclosed in the fee and expense table. That disclosure is not complete. Please confirm that the reimbursement shows in the fee and expense table.

Response: Comment accepted. That disclosure has been revised accordingly.

14.

Comment: On page 27, the amounts shown in the table under “Operating Expense Agreement” do not correspond to amounts shown in the fee and expense table. Please complete the fee and expense table and reconcile these inconsistencies.

Response: Comment accepted. The Registrant has completed the fee and expense table. “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement” in that table includes Acquired Fund Fees and Expenses, which are excluded from the expense limitation as noted in Footnote 3.

15.	Comment: On page 27 under “Rule 12b-1 Fee” please revise the parenthetical language to be less confusing.

Response: Comment accepted. That sentence has been revised accordingly to instead state as follows: “Expenditures by the Fund under the plan may not exceed 0.25% of its average net asset annually (but are in addition to any separate shareholder servicing expenses paid by the Fund).”

16.

Comment: On page 33 under “Exchanges of Shares” where the income tax impact of an exchange is disclosed, please disclose that there may not be income tax impacts from exchanges within Plan Class shares held in a retirement plan.

Response: Comment accepted. A sentence has added to state that an exchange of Plan Class shares held through a retirement plan should not recognize any gain or loss for Federal income tax purposes.

17.

Comment: On page 35 under “Redemptions of Accounts Below Minimum Amount” please state that an account would not be redeemed for falling below the minimum as a result of fees (in addition to the exception for market fluctuations).

Response: Comment accepted. That disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

18.

Comment: The “Investment Restrictions” section of the Statement of Additional Information states under item 1 that “the Floating Rate Income Fund may concentrate in the banking industry to the extent that such concentration results from the Fund’s purchase of loan participations from banks and the banks are considered the issuers of those participations.” Please note that a Fund is not permitted to change its industry concentration without requisite shareholder approval. This disclosure appears to permit the Fund to change whether it is concentrated in the banking industry without shareholder approval.

Response: Comment acknowledged. The Registrant does not consider the banks to be issuers of the loan participations held in the Fund’s portfolio. The banks in those circumstances serve as an intermediary and facilitator with respect to the loans originated and held. The Fund’s economic and investment exposure is based primarily on the borrower’s creditworthiness and its repayment the loan. For that reason, industry concentration limits are tested with respect to the underlying borrowers. The banks in question do not serve to guarantee those loans or otherwise provide credit support and should not be regarded as the issuers for this purpose. In addition the Fund has certain rights with respect to the borrowers to pursue remedies for defaults, which may need to be exercised through the banks and in cooperation with other investors. The Registrant will revise that disclosure to state that for purposes of the industry concentration limit, the industries of the underlying borrowers of loans, loan assignments and loan participations will be used.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:      Metropolitan West Asset Management, LLC